FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of June, 2007
Commission File Number: 001-12518
Banco Santander Central Hispano, S.A.
(Translation of registrant’s name into English)
Plaza de Canalejas, 1
28014 Madrid, Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐                    No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐                    No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander Central Hispano, S.A.
TABLE OF CONTENTS

Item

1	Press release dated June 23, 2007, entitled, “Santander Annual General Meeting.”

2	Announcement, dated June 22, 2007, of the Extraordinary General Shareholders Meeting, to be held in Santander, Spain, on July 27, 2007.

3	Certification of resolutions passed at the meeting of the ordinary General Stockholders, held June 23, 2007.

Item 1
Press Release
Santander Annual General Meeting
Emilio Botín: “We expect to exceed
EUR 8 billion in ordinary attributable profit this year”
•	This result would be a 21% increase over the 2006, when ordinary profit came to EUR 6.582 billion, and does not include extraordinary profit that will be generated during this year.

•	The first dividend against 2007 accounts, already approved by the Board of Directors, will increase by 15% from a year earlier.

•
Botín announced the convening of an Extraordinary Shareholders Meeting to submit for approval to shareholders a capital increase of EUR 4 billion and a convertible bond issue of EUR 5 billion as part of the financing of ABN Amro.

•	“There are reasons to be optimistic about the economy. Spain continues with the longest period of growth in its recent history. The latest figures continue to be positive.”

•	The Shareholders’ Meeting approved the change in the Bank’s legal name to Banco Santander.
Madrid, June 23, 2007- The Chairman of Banco Santander, Emilio Botín, today presided over the Annual General Meeting of the Bank, which approved the accounts for 2006. Botín was optimistic about performance for the remainder of the year, announcing that “Banco Santander is on its way to another record result in 2007.” “We expect ordinary attributable profit this year to exceed EUR 8 billion, a 21% increase over the ordinary results of EUR 6.582 billion we had last year. Botín pointed out that “this figure does not include the extraordinary profits that will be generated this year.”
Comunicación Externa.
Ciudad Santander Avda Cantabria s/n 28660 Boadilla del Monte Madrid.
Tel. 34 91 289 52 11. Fax. 34 91 257 10 39.

Based on these forecasts, the Chairman told shareholders that the first dividend to be paid against 2007 results, already approved by the Board of Directors, will increase by 15%. The EUR 0.12294 per share dividend will be paid on August 1st.
Botín began his speech by recalling that Santander celebrates its 150th anniversary this year. “The Santander of today has become one of the biggest and most profitable international financial institutions,” he said, affirming that “this success story is due in large part to the support and continuous confidence of our shareholders. From the first 72 founders of the bank in 1857, to the 2.3 million shareholders today.”
The Chairman went over the accounts for 2006, when Santander achieved a record profit (EUR 7.596 billion in attributable profit, including EUR 1.014 billion in extraordinary items), with growth in earnings per share of 26% and an increase of 25% in the full-year dividend.
Regarding the stock market performance of the share, he highlighted that the share rose by 27% in 2006, which, together with the dividend, produced total shareholder return of 31%. “In 2006, Banco Santander was the third most profitable international bank in the world. Yet again, our Bank obtained above-market increases in profit per share and shareholder return. In fact, we created more value for our shareholders in 2006 than any other Eurostoxx 50 company.”
He also referred to the share’s performance in the year to date, “somewhat weaker than the market,” but was optimistic and recalled that “in the medium term, the market has always recognized our growth potential.” He highlighted that “In the last 10 years, the average annual return on the Santander share has been 16.5%.”
Regarding growth strategy, Botín said that “potential organic growth of our businesses continues to be our main asset. We combine our presence in mature markets, which offer us stable growth, with others that generate significant results when we export our best practices.” He offered the example of Abbey, which registered profits of more than EUR 1 billion in 2006, two years after Santander took control, improving its commercial capacity and cost structure.
Regarding Latin America, he noted that “with the Plan América 06 Santander doubled in three years the levels of bank savings, lending and income per customer in the region.” In 2007, Santander launched the ‘America 2010’ Project, with the goal of again doubling income in Latin America. He highlighted the “great outlook” offered by the consumer finance business, as well as those of global busineses such as wholesale banking, insurance, and cards, “areas which are growing at a healthy pace, in which we are investing and in which we are working to gain market share.”
“We have a strong business model, solid and well developed,” said Botín, underlining that “besides our innovative commercial policy, we have a solid balance sheet and effective risk management.” Regarding the strength of the balance sheet, he pointed out that “we have always put great emphasis on our capital strength. That is why we are constantly seeking to optimise the Group’s balance sheet.”
Comunicación Externa.
Ciudad Santander Avda Cantabria s/n 28660 Boadilla del Monte Madrid.
Tel. 34 91 289 52 11. Fax. 34 91 257 10 39.

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Along these lines, he discussed the real estate transaction the bank recently announced. “The best international banks have been undertaking a very interesting procedure to efficiently deploy their balance sheets called ‘sale and leaseback.’ This enables them to continue to use their properties exactly as they have traditionally done, but without owning them. This in turn allows them to reinforce their equity capital and apply the funds generated by the sale to invest in and grow their banking business.” He continued: “This is the explanation for the basically financial transaction our Group recently announced and which we will realize in the next few months. This transaction will raise funds of about EUR 4 billion, with capital gains of EUR 1.4 billion, thus strengthening our balance sheet even more and providing new opportunities for growth and the creation of value for our shareholders.”
The Chairman of Santander also referred to acquisitions in recent years and affirmed that “within our strategy, the way in which we combine non organic growth and the creation of value is very important.” “Our Bank has demonstrated not only that it is possible to but also that it is necessary to grow with selective acquisitions and maintain growth in value over the medium term, and, at the same time, to bring together high profitability in the short-term as well as the long term.” “If we hadn’t combined organic growth with acquisitions, we wouldn’t be in a position to aspire to be the best bank in the world and neither would we be number 7 in the world by profit.”
Nonetheless, Botín insisted that “we are not obliged to acquire to grow, as our potential organic growth is considerable. We will only realize acquisitions when they create value for our shareholders.” He underlined the two principal guidelines: to pay special attention to growth in earnings per share and to assure that the return on capital exceeds the cost of capital within three years. “Our goal is to grow, systematically, in EPS and in shareholder return by more than our competitors,” he noted.
Regarding ABN Amro, he recalled that on May 29th Santander, the Royal Bank of Scotland and Fortis made public their firm intention to make an offer to acquire the bank. “For Santander, there are very clear advantages to this transaction which, if it occurs, will enable us to buy some very interesting assets: Banco Real in Brazil; Antonveneta in Italy; and Interbank, a small consumer finance bank, in the Netherlands.” However, he also noted that the transaction would meet Santander’s criteria on earnings per share and return on investment.
Moreover, the Chairman announced that the Board had agreed, in line with the announcement made by the Consortium on Friday, June 22nd, to call an Extraordinary Shareholders Meeting — which is expected for July 27th — to submit for shareholders approval a capital increase of EUR 4 billion and an issue of convertible bonds of EUR 5 billion. “We will submit the offer in the first half of July and the necessary shareholder meetings of the three banks will be held between now and the first half of August.”
Botín commented on the economic and financial situation and his expectations for the near and medium terms. He pointed out that financial activity has been carried out against a very favourable backdrop in recent years. But, in his opinion, “It is obviously not easy to sustain indefinitely an era of strong economic growth and such favourable financial conditions.”
Comunicación Externa.
Ciudad Santander Avda Cantabria s/n 28660 Boadilla del Monte Madrid.
Tel. 34 91 289 52 11. Fax. 34 91 257 10 39.

3

Nonetheless, he affirmed that, even if the environment turns less favourable, “Among our competitors, Banco Santander is the best prepared for the future.”
“In any event, there are reasons to be optimistic about the economy. We believe that the boom has not yet come to an end. We will have somewhat higher interest rates, markets may perhaps become more volatile and growth may slow in some economies. But global expansion, which is already in its longest phase in 35 years, is built on very broad base. Practically all the regions of the world are growing at a satisfactory pace.”
In Spain, he pointed out that recent data continue to be positive: “After 13 years of growth, we are growing by more than 4% in a more balanced way, we are creating more than 500,000 jobs a year, and even productivity, one of our problems, is looking slightly better. Indeed, there are now more of us, we work more and we produce more. Immigration is a great element of growth and opportunity for banks.”
Regarding the real estate sector, he noted that “In the most recent quarters a soft landing has begun which should be viewed positively, as it is a logical adjustment after a long boom. In this context, mortgage lending can be expected to continue in line with the market, maintaining, in any case, positive performance.
Botín referred during his speech to the regulatory environment and affirmed that “the biggest concern of global financial institutions is overregulation.”
He mentioned three factors needed to avoid overregulation:
That proposed norms are oriented towards competition and transparency in markets, rather than just regulating prices.
That before any measure is approved, it should be proved that its benefits for the economy and the community would outweigh its costs.
That the implementation and supervision of multinational norms are done in a coordinated fashion, to avoid the unequal treatment of Institutions or countries.
He also reviewed the activities of the bank in Corporate Governance. He recalled that “our Group has been taking measures in this area long before it was required or usual practice to do so” and he indicated that “we consider that good corporate governance is a basic requisite for excellent management.” He explained that the bank complies with a high proportion of the Conthe Code recommendations, and that, in those cases where they have not been adopted, explained the reasons why this was so. Moreover, in keeping with the Bank’s belief in the most openness, it again provided the market with a report on Directors compensation, individualized and broken down by types of payments, including for executives, not just for 2006 but for the current year.
Within the policy of Corporate Social Responsibility, Botín highlighted the Universities programme, in which the Bank invested EUR 77 million last year. “There is no other institution in the world that devotes as much resources or that has as close a relationship to the
Comunicación Externa.
Ciudad Santander Avda Cantabria s/n 28660 Boadilla del Monte Madrid.
Tel. 34 91 289 52 11. Fax. 34 91 257 10 39.

4

academic world as Santander...We do this, and we will continue to do this, because we consider investment in higher education and research and development to be the best investment the Bank can make to guarantee social and economic progress in the countries in which we work.”
The Chairman of Santander focused the final part of his speech on year-to-date performance, highlighting the first quarter results. “These are high-quality results obtained with strong contributions from all business and geographical areas, reflecting the high level of recurrence and consistency within our businesses. Moreover, we have again achieved improvements in the profitability and efficiency of the Group, two basic pillars of our strategy.”
Lastly, Botín highlighted that, “now that we are completing the process of unifying the brand, we have taken a series of concrete measures maximise its value. This initiative will require discipline, persistence, and, of course, resources, with the goal of positioning Santander among the top financial brands in the world.” As part of this, the Shareholders’ Meeting approved the change of the Bank’s legal name to Banco Santander S.A.
The Shareholders’ Meeting also approved changes to the Statutes and Bylaws of the Meeting mainly in order to make explicit in the internal norms the follow-up to the Unified Code which, in most cases, were already usual practice in the Bank; a new multiannual share-linked incentive programme for 5,000 professionals of the Group which has the goal of aligning the interests of management with those of the shareholders, and ratified the appointment of Da Isabel Tocino to the Board of Directors.
Alfredo Sáenz: “We are in a very healthy growth dynamic”
Santander Chief Executive Alfredo Sáenz presented to the shareholder last year’s results, which he described as “magnificent.” “In 2006, our units were able to take advantage of a favourable environment to obtain strong growth and strengthen their business capabilities. We have achieved a good balance between short-term results, which have exceeded market expectations, and investment in the future of our businesses. We continue to strengthen our distribution networks in Europe as well as in Latin America, we are moving forward with the restructuring of Abbey and continue to progress in building the global businesses,” he said.
He also highlighted the quality of the first quarter results, which show that “the business and results continue to grow with strength.” He listed five factors: well-diversified growth, with the three geographic areas growing by 20% in their benchmark currencies; strong customer business; an improvement of more than 4 percentage points in efficiency; and stable capital ratios and asset quality. “A very healthy growth dynamic that strengthens my confidence in the good performance of the next few quarters.”
Sáenz also commented on the new management challenges and their implications for the Bank in the medium and long term.
Comunicación Externa.
Ciudad Santander Avda Cantabria s/n 28660 Boadilla del Monte Madrid.
Tel. 34 91 289 52 11. Fax. 34 91 257 10 39.

5

Managing for globalization: “Belonging to the Group makes every one of our units stronger and more efficient. This creation of value at the Group level will become more and more important.”
Managing efficiency: “In Santander, we have internalized efficiency very deeply. To continually improve efficiency is one of our obsessions. In the last two years our revenues have grown a cumulative 13 points more than our costs.”
Managing growth: “To assure that we don’t miss any opportunities to grow, every year we review our medium-term growth plans. We currently have the so-called I-09 and I-10 plans.”
Managing risk: “Banking faces the need to manage credit and market risks in a global and changing world and to develop a risks function that goes hand in hand with business growth. Globally, in the last few years, the perception of 0 risk has enhanced aggressiveness in many economic actors. We have maintained our very strict risk criteria.”
Active business portfolio management: studying growth opportunities. “The most successful banks prosper not only because of their management, which is very important, but also because they select well the markets and businesses in which they want to be present over the next 10 years.”
“Our ability to continue to generate growth above that of our competitors will depend, to a great degree, on our ability to respond to new challenges. I believe we are very well situated to respond to these challenges in a way that meets the most demanding criteria,” he concluded.
Comunicación Externa.
Ciudad Santander Avda Cantabria s/n 28660 Boadilla del Monte Madrid.
Tel. 34 91 289 52 11. Fax. 34 91 257 10 39.

6

Item 2
BANCO SANTANDER CENTRAL HISPANO, S.A.
Extraordinary General Shareholders’ Meeting
The Board of Directors of this Bank has resolved to call the shareholders to an Extraordinary General Shareholders’ Meeting to be held in Santander, at the Palacio de Exposiciones y Congresos (Avenida del Racing, s/n), on 27 July 2007, at 12:00 p.m., on second call, in the event that, due to failure to reach the required quorum, such Meeting cannot be held on first call, which is also hereby convened to be held at the same place and time on 26 July 2007, in order for the shareholders to consider and resolve upon items One through Three of the following
AGENDA

One.-	Authorisation to the Board of Directors so that it may, pursuant to the provisions of Section 153.1.b) of the Business Corporations Law [Ley de Sociedades Anónimas], increase capital on one or more occasions and at any time, within a period of three years, by means of cash contributions and up to the maximum nominal amount of 1,563,574,144.5 euros, all under such terms and conditions as it deems appropriate, depriving of effect the authorisation granted under resolution Seven.II) of the Ordinary General Meeting of Shareholders of 18 June 2005. Delegation of powers to exclude pre-emptive rights, under the provisions of Section 159.2 of the Business Corporations Law.

Two.-	Issuance of debentures mandatorily convertible into Banco Santander shares in the amount of 5,000,000,000 euros. Provision for incomplete subscription and exclusion of pre-emptive rights. Determination of the basis for and terms of the conversion and increase in share capital in the amount required to satisfy the requests for conversion. Delegation to the Board of Directors of the power to implement the issuance and establish the terms thereof as to all matters not contemplated by the General Meeting.

Three.-	Authorisation to the Board of Directors to interpret, remedy, supplement, carry out and further develop the resolutions adopted by the shareholders at the Meeting, as well as to substitute the powers received from the shareholders at the Meeting, and grant of powers to convert such resolutions into notarial instruments.
SUPPLEMENT TO THE NOTICE OF THE MEETING
Shareholders representing at least five percent of the share capital may request the publication of a supplement to this notice of meeting, including one or more items in the Agenda. This right must be exercised by means of verifiable notice that must be received at the Company’s registered office within five days of the publication of this notice of meeting, with a statement of the identity of the shareholders exercising such right and of the number of shares held by them, as well as of the items to be included in the Agenda, attaching, if appropriate, any other relevant documentation.

PARTICIPATION OF A NOTARY AT THE MEETING
The Board of Directors has resolved to request the presence of a Notary Public to draw up the minutes of the Meeting, pursuant to Section 114 of the Business Corporations Law in connection with Section 101 of the Regulations of the Commercial Registry and Article 4.2 of the Rules and Regulations for the General Shareholders’ Meeting.
RIGHT TO ATTEND THE MEETING
Every holder of any number of the Bank’s shares registered in the shareholder’s name who meets the requirements established in the Bylaws has the right to attend this Meeting. Such right to attend may be delegated pursuant to the provisions governing this matter under Section 106 of the Business Corporations Law, the Bylaws and the Rules and Regulations for the General Shareholders’ Meeting.
PROXY-GRANTING, DISTANCE VOTING AND REMOTE ATTENDANCE AT THE MEETING
Shareholders having the right to attend may grant a proxy and exercise their voting rights through remote means of communication and prior to the holding of the Meeting, pursuant to the provisions of Articles 16 and 24 of the Bylaws and Articles 8 and 20 of the Rules and Regulations for the General Shareholders’ Meeting. The mechanisms for the exercise of voting rights and proxy-granting prior to the Meeting by electronic means will be available on the Bank’s website (www.santander.com) beginning on 11 July 2007 and will cease operation at 6 p.m. on 25 July 2007.
In addition, as permitted by the provisions of paragraph 5 of Article 24 of the Bylaws and the Additional Provision of the Rules and Regulations for the General Shareholders’ Meeting, the Board has resolved that attendance at the Meeting is also possible through the use of data transmission means that allow for real-time connection with the premises where the Meeting is held (“remote attendance”). The means to remotely attend the meeting will be available on the Bank’s website (www.santander.com) at 10:30 a.m. on 26 July 2007 (first call) and, if applicable, at 10:30 a.m. on the following day, 27 July 2007 (second call); shareholders (or their representatives) wishing to attend remotely, whether on first or second call, must register no later than 11:30 a.m. on the relevant day. For those persons who attend the Meeting remotely, the mechanisms for remote attendance will cease operation at the end of the General Shareholders’ Meeting or, if applicable, upon determination that the quorum required to hold the meeting is not present.
In reliance on the aforementioned provisions, the Board of Directors has developed the following rules applicable to proxy-granting and distance voting prior to the Meeting and to remote attendance:
A)	PROXY-GRANTING AND DISTANCE VOTING PRIOR TO THE MEETING
1.	Proxy-granting by remote means of communication

Means whereby a proxy may be granted
The remote means of communication that are valid to grant such proxy representation are the following:
(i)	Electronic means:

In order to grant a proxy by means of electronic communication with the Company, the shareholders of the Bank must do so through the Bank’s website (www.santander.com).

The mechanism to grant a proxy by electronic means shall be such as properly guarantee the security and the identity of the person granting the proxy. Therefore, shareholders wishing to use this proxy-granting mechanism must have previously signed one of the following agreements with the Bank, giving them a set of passwords to access the distance voting and proxy-granting software application and, by means thereof, an electronic signature:

(a)
Multi-Channel Agreement: individual shareholders who have already entered into a Multi-Channel Agreement with the Bank may rely upon it and use, for purposes of electronic proxy-granting, the passwords and electronic signature already available to them under such agreement.

(b)
Agreement for Access to Electronic Voting and Proxy-Granting and Remote Attendance: shareholders who have not entered into a Multi-Channel Agreement must execute, for the sole purpose of using the electronic voting and proxy-granting mechanisms, and without any charge by the Bank, an Agreement for Access to Electronic Voting and Proxy-Granting and Remote Access (“Agreement for Access and Use of the section of Electronic Voting and Proxy-Granting and Attendance to the General Shareholders’ Meeting by remote means of communication”).

From the date of the notice of the meeting, the information and requirements to sign either of such agreements may be viewed on the Bank’s website (www.santander.com). Once a shareholder has signed either of the aforementioned agreements and the shareholder has the corresponding set of passwords and electronic signature, such shareholder may, as from 11 July 2007, through the “General Shareholders’ Meeting” section of the Bank’s website (www.santander.com), grant a proxy to another person to represent the shareholder at the Meeting.
Shareholders who grant a proxy by electronic means undertake to notify the appointed representative of the proxy granted. Where a proxy is granted to a Director and/or the General Secretary of the Bank or a remote attendee at the Meeting, such notice shall be deemed given upon receipt by the Bank of such electronic proxy.
Electronic proxies must be accepted by the proxy-holder, and may not be used without such acceptance. For such purpose, all electronic proxies granted to persons other than the Directors and/or the General Secretary and/or a remote attendee at the Meeting must be printed, signed and produced, together with an identifying document, by the appointed proxy-holder to the staff in charge of the shareholders’ register on the date and at the place of the Meeting, beginning one hour prior to the time established for commencement of the Meeting. In the case of electronic proxies sent through the Bank and granted to persons attending the Meeting from a distance, the Bank’s software application will show such remote attendees the proxies received in order for them to accept such proxies, if they are willing to do so. The person to whom voting powers are delegated may only exercise such powers by attending the Meeting in person (physically or from a distance).
(ii)	Hand delivery or postal correspondence

In order to grant a proxy by hand delivery or postal correspondence, shareholders must complete and sign the “Proxy” section of the printed attendance, proxy and voting card issued by the Bank. Such proxies must be accepted by the proxy-holder, without which acceptance they may not be used. For such purpose, the proxy-holder may sign in the appropriate space on the attendance and proxy card itself. The person to whom voting powers are delegated may only exercise such powers by attending the Meeting in person, for which purpose, if he/she physically attends the Meeting, he/she must produce an identifying document when entering the premises where the Meeting is held. In the case of proxies granted by hand-delivery or postal correspondence to persons who attend the Meeting remotely, and provided that such proxies have been sent through the Bank, the Bank’s software application will show such remote attendees the proxies received in order for them to accept said proxies, if they are willing to do so.

The duly completed and signed card must be delivered to any Office of the Bank or sent by postal correspondence to Registro de Accionistas, Apartado número 683 F.D. 28080 Madrid.

In addition, as is customary and pursuant to the provisions of the Rules and Regulations for the General Shareholders’ Meeting, the duly completed and signed proxy card may also be submitted, together with an identifying document, by the appointed proxy-holder who physically attends the Meeting to the staff in charge of the shareholders’ register on the date and at the place where the General Shareholders’ Meeting is to be held, beginning one hour prior to the time established for commencement thereof.

2.	Voting prior to the Meeting by remote means of communication
Means for casting a vote from a distance
The remote means of communication which are valid for purposes of casting a vote from a distance are the following:
(i)	Electronic means:

In order to cast their vote from a distance by means of electronic communication with the Company, the shareholders of the Bank must do so through the Bank’s website (www.santander.com).

The mechanism to cast votes from a distance by electronic means shall be such as properly guarantees security and the identity of the person casting the vote. To such end, shareholders who wish to use this voting mechanism must have previously signed one of the agreements specified in section 1 (i) above.
Once a shareholder has executed either of the aforementioned agreements and the shareholder has the corresponding set of passwords and electronic signature, such shareholder may, as from 11 July 2007, through the “General Shareholders’ Meeting” section of the Bank’s website (www.santander.com), cast the shareholder’s vote from a distance with respect to the items on the agenda for the General Shareholders’ Meeting.
(ii)	Hand-delivery or postal correspondence

In order to cast a vote from a distance by hand-delivery or postal correspondence, shareholders must complete and sign the “Distance Voting” section of the printed attendance, proxy and voting card issued by the Bank. The duly completed and signed card must be delivered to any Office of the Bank or sent by postal correspondence to Registro de Accionistas, Apartado número 683 F.D. 28080 Madrid.

3.	Basic rules on voting and proxy-granting prior to the Meeting and attendance in person (physically or from a distance)

3.1	Deadline for receipt by the Company of proxies granted and votes cast from a distance prior to the Meeting

3.1.1	Proxies and distance votes sent by hand-delivery or postal correspondence

In order to be valid, and pursuant to the provisions of the Bylaws, both proxies granted from a distance and votes cast from a distance sent by hand-delivery or postal correspondence must be received by the Company before midnight of the third day prior to the date on which the Meeting is to be held on first call, i.e., prior to midnight on 23 July 2007.

As provided in the Rules and Regulations for the General Shareholders’ Meeting, after the expiration of the above-mentioned deadline, there shall only be admitted such proxies as are granted in writing and submitted by the proxy-holder who physically attends the Meeting to the staff in charge of the shareholders’ register, on the date and at the place where the Meeting is to be held, and beginning one hour prior to the time established for commencement thereof.

3.1.2
Proxies and distance votes sent by electronic means Pursuant to the provisions of the Bylaws and of the Rules and Regulations for the General Shareholders’ Meeting, on the occasion of this General Shareholders’ Meeting, the Board of Directors has resolved to reduce the minimum advance period established to receive proxies and votes from a distance sent by electronic means, the deadline now being set at 6 p.m. on the day prior to the date on which the Meeting is to be held on first call. Therefore, in order to be valid, both proxies granted from a distance and votes cast from a distance through electronic means must be received by the Company prior to 6 p.m. on the day prior to the date on which the Meeting is to be held on first call, i.e., prior to 6 p.m. on 25 July 2007.

As provided in the Rules and Regulations for the General Shareholders’ Meeting, after the expiration of the above-mentioned deadline, there shall only be admitted such proxies as have been granted in writing and submitted by the appointed proxy-holder who physically attends the Meeting to the staff in charge of the shareholders’ register, on the date and at the place of the Meeting and beginning one hour prior to the time established for commencement thereof.
3.2	Rules of priority among proxies, distance voting and attendance in person (physically or from a distance)

3.2.1	Priorities among proxies, distance voting and attendance in person
(i)
Attendance at the Meeting in person (whether physically or from a distance) by a shareholder who has previously granted a proxy or voted from a distance, irrespective of the means used to cast such vote, shall render said proxy or vote ineffective.

(ii)
Likewise, the vote, irrespective of the means used to cast it, shall render ineffective any electronic or written proxy, whether granted previously, in which case it shall be deemed revoked, or subsequently, in which case it shall be deemed not to have been granted.

3.2.2	Priorities based upon the means used to grant the proxy or cast the vote
(i)
In the event that a shareholder validly grants a proxy, electronically, on the one hand, and by means of a printed card, on the other, the latter shall prevail over the former, regardless of the respective dates thereof.

(ii)	Likewise, a vote validly cast under a handwritten signature on the printed card shall render void the vote cast electronically, whether previously or subsequently.
3.3	Modification of the vote cast from a distance

Once cast, a distance vote may not be modified, except in the event of attendance at the Meeting in person (whether physically or from a distance) by the shareholder who cast such vote or, in the case of electronic voting, also by a subsequent vote cast within the established deadline, by means of the attendance, proxy and voting card (hand-delivery or postal correspondence).

3.4	Other matters

In the event that electronic means are used, only one electronic session shall be allowed for each type of operation (advance proxy-granting and voting, and remote attendance).

Both the proxy granted and the vote cast from a distance shall be rendered ineffective by the disposition of shares of which the Company is aware.
Either or any of the joint holders of deposited shares may vote, grant a proxy or attend the Meeting, and the rules of priority set forth in paragraph 3.2 hereof shall apply. For purposes of the provisions of Section 66 of the Business Corporations Law, it is presumed that the joint holder who carries out an act (proxy-granting, voting, or attending physically or from a distance) at any time has been appointed by the other joint holders to exercise the rights accruing to a shareholder.
Shareholders that are legal entities or do not reside in Spain must call the Shareholders’ Line in order to adapt, with proper safeguards, the distance voting and proxy-granting mechanisms to their particular situation.
Shareholders shall be solely responsible for safeguarding the passwords for accessing and using the electronic proxy-granting and voting service. If the shareholder is a legal entity, it shall give notice of any modification or revocation of the powers vested in its representative, and the Bank therefore disclaims any and all liability until such notice is given.
4.	Technical incidents
The Bank reserves the right to modify, suspend, cancel or restrict the mechanisms for electronic voting and proxy-granting prior to the General Shareholders’ Meeting, when so required for technical or security reasons.
The Bank shall not be liable for any damage that shareholders may sustain as a result of failures, overloads, downtime, failed connections or any other events of the same or a similar nature, which are beyond the Bank’s control and prevent the use of the mechanisms for electronic voting and proxy-granting prior to the Meeting.
B) REMOTE ATTENDANCE AT THE MEETING
In order to ensure the identity of the attendees, the proper exercise of their rights, real-time interactivity, and the proper progress of the Meeting, shareholders (or their representatives) who wish to use the remote attendance mechanisms must have previously entered into one of the following agreements with the Bank, whereby a set of passwords is made available to them in order to access the remote attendance software application and, by means thereof, an electronic signature:
(a)
Multi-Channel Agreement: natural persons who have already entered into a Multi-Channel Agreement with the Bank may rely on it and use, for purposes of remote attendance, the passwords and electronic signature already available to them under such agreement.

(b)
Agreement for Access to Electronic Voting and Proxy-Granting and Remote Attendance at the Meeting: individuals or legal entities who have not entered into a Multi-Channel Agreement must execute, for the sole purpose of remote attendance at the Meeting and of casting a vote thereat and without any charge by the Bank, an Agreement for Access to Electronic Voting and Proxy-Granting and Remote Attendance at the Meeting (“Agreement for Access and Use of the section of Electronic Voting and Proxy-Granting and Attendance to the General Shareholders’ Meeting by remote means of communication”).

From the date of the notice of the meeting, the information and requirements to execute either of these agreements may be viewed on the Bank’s website (www.santander.com). Once a shareholder (or his/her representative) has executed either of the aforementioned agreements and has its corresponding set of passwords and electronic signature, such shareholder may, through the “General Shareholders’ Meeting” section on the Bank’s website (www.santander.com), attend and vote at the Meeting by remote means of communication in real time.
Remote attendance at the Meeting shall be subject to the following basic rules, and all matters not expressly contemplated herein shall be governed by the provisions posted on the Bank’s website and those set forth in Law, the Bylaws and the Rules and Regulations for the General Shareholders’ Meeting:
(i)
Logging-on, registration and attendance: Pursuant to the provisions of the Rules and Regulations for the General Shareholders’ Meeting, and in order to permit the appropriate management of remote attendance systems, shareholders (or their representatives) who wish to attend the Meeting and vote by remote means of communication shall register by logging on between 10:30 a.m. and 11:30 a.m. on the date of the Meeting. No attendee registration shall be admitted outside of this time period.

In the event that the Meeting is held on second call, attendees who have registered for the Meeting on first call will be required to carry out the registration process again in order to be able to attend.

If persons attending from a distance have been granted proxies, and provided that such proxies have been received by the Company within the deadlines for admission thereof, the software application will show them such proxies so that they accept them, if they are willing to do so.

Attendees who wish to state before the Notary that they expressly leave the Meeting must do so by using the form included for such purpose in the remote attendance software application. Once they have notified the Notary of their express intention of leaving the meeting, all actions taken by such shareholders thereafter shall be deemed not taken. In any event, by means of a connection to the software application, the Notary will be aware of the actions taken by the persons who attend the Meeting from a distance, including the votes that may be cast by them.

(ii)
Participation: Shareholders (or their representatives) who, in the exercise of their rights, intend to participate in the Meeting and, where applicable, request information or clarifications in connection with the items on the agenda or make proposals shall express their intent to do so at the time of registration. Following such expression of intent, and exclusively by means of the participation form prepared for such purpose, persons attending remotely may state in writing and send the contents of their participation or their question or proposal from the time the Chairman declares a valid quorum to have been established for the Meeting until the participation period ends.

Persons attending from a distance who wish their participation to be recorded in the minutes of the Meeting must expressly state such desire in the text in which the contents of their participation are set forth.
As the participation of each person attending from a distance is received, such participation will be accessible to the attendees who are physically present at the place of the Meeting. In turn, remote attendees shall be able to access each such participation by logging onto the website indicated in the software application.
In any event, requests for information or clarification made by remote attendees will be answered in writing within seven days of the Meeting, pursuant to the provisions of Section 97.5 of the Business Corporations Law.
(iii)
Voting: Votes on the proposals relating to the items on the agenda may be cast as from the moment when the Chairman declares the Meeting to be validly convened and provided always that the attendee has registered by following the procedure described in sub-section (i) above; in the event of alternative proposals, the provisions of the second paragraph of Article 21.1 of the Rules and Regulations for the General Shareholders’ Meeting shall apply. As regards proposed resolutions on matters that, as prescribed by law, need not be specified on the agenda, remote attendees may cast their vote as from the moment when the Secretary of the General Shareholders’ Meeting reads out such proposals for a vote to be taken thereon. In all events, the remote voting process with respect to all the proposals submitted to the shareholders acting at the General Shareholders’ Meeting will come to an end when, following the reading of the summaries of the proposed resolutions by the Secretary of the Meeting, the vote commences on the proposed resolutions at the premises where the Meeting is held.

The vote on the proposed resolutions shall be governed by the procedure contemplated in the Bylaws and in the Rules and Regulations for the General Shareholders’ Meeting.

(iv)
Other matters: Legal entities and those persons that do not reside in Spain must call the Shareholders’ Line in order to adapt, with proper safeguards, the mechanisms for attending the Meeting by remote means of communication in real time.

In the event that more than one of the joint holders of deposited securities are in attendance, the joint holder who is the first to register (physically or from a distance) shall be deemed an attendee, and therefore, any subsequent access by the other joint holders shall be denied. In connection with the foregoing, and for purposes of the provisions of Section 66 of the Business Corporations Law, the joint holder who registers first (physically or from a distance) shall be deemed to have been appointed by the other joint holders to exercise the rights accruing to a shareholder.

Shareholders (or their representatives) shall be solely responsible for safeguarding the passwords for accessing and using the remote attendance service. If the shareholder is a legal entity, it shall give notice of any modification or revocation of the powers vested in its representative, and the Bank therefore disclaims any and all liability until such notice is given.

The Bank reserves the right to modify, suspend, cancel or restrict the mechanisms for remote attendance at the General Shareholders’ Meeting when so required for technical or security reasons. The Bank shall not be liable for any damage that shareholders may sustain as a result of failures, overloads, downtime, failed connections or any other events of the same or a similar nature, which are beyond the Bank’s control and prevent the use of the mechanisms for remote attendance at the Meeting.
For further information on proxy-granting and distance voting and remote attendance at the Meeting, shareholders may write to the e-mail address junta.accionistas@santander.com, call the Shareholders’ Line 902 11 17 11, or go to the Office of the Shareholder, Ciudad Grupo Santander, Avda. Cantabria, s/n, 28660 — Boadilla del Monte (Madrid). Further information is also available on the Company’s website (www.santander.com).
RIGHT TO RECEIVE INFORMATION
In addition to the provisions of Section 112 of the Business Corporations Law, starting on the date of publication of the notice of the Meeting, shareholders may examine at the registered office, as well as request that there be delivered or sent to them free of charge, the following documents:
(i)
In connection with item One of the agenda, the full text of the proposed resolution and of the mandatory directors’ report, pursuant to the provisions of Sections 144.1.a), 152.1, 153.1 and 159.2 of the Business Corporations Law.

(ii)
In connection with item Two of the agenda, the full texts of the proposed resolution, of the mandatory directors’ report, pursuant to the provisions of Section 292 of the Business Corporations Law, and of the corresponding reports of the auditor other than the Company’s auditor and appointed by the Commercial Registry, for the purposes set forth in Sections 292.2 and 159.1.b) of the Business Corporations Law. In addition, there shall also be made available to the shareholders the consolidated financial statements of the Bank prepared by the directors for the three-month period extending between 1 January 2007 and 31 March 2007 (balance sheet, profit and loss statement, statement of income and expenditure, statement of cash flows and notes), together with the corresponding auditor’s report.

All the aforementioned documents will be accessible by data transmission means, through the Company’s website (www.santander.com).
Pursuant to the provisions of the Rules and Regulations for the General Shareholders’ Meeting, such requests as are admissible in the exercise of the shareholders’ right to receive information may be made by e-mail to junta.accionistas@santander.com, in which case, in order to provide the system with adequate guarantees of authenticity and of identity of the shareholder exercising the right to receive information, such shareholder shall set forth in such e-mail his/her first name and surname (or corporate name), Tax Identification Number, and the number of shares held by such shareholder. As provided in Section 117 of Securities Market Law 24/1988, of 28 July, and unless otherwise indicated by the shareholder, the requests for information received at the aforementioned e-mail address may be dealt with by the Bank by means of an answer sent to the e-mail address of the shareholder-sender. The request may also be made by delivering or mailing the written petition, bearing the handwritten signature of the requesting party, to the registered office of the Company.

DOCUMENTS AVAILABLE ON THE WEBSITE
Apart from the above-mentioned right to receive information, the following documents. among others, shall be available for viewing on the Company’s website (www.santander.com) as from the date of the notice of the Meeting:
(i)	This notice of the Meeting.

(ii)
The full text of the proposed resolutions regarding all of the items on the Agenda for the General Shareholders’ Meeting, together with the mandatory directors’ reports (items One and Two) and the report of the auditor other than the Company’s auditor and appointed by the Commercial Registry (item Two).

(iii)
The Bank’s consolidated financial statements prepared by the directors for the three-month period extending between 1 January 2007 and 31 March 2007 (balance sheet, profit and loss statement, statement of income and expenditure, statement of cash flows and notes), together with the corresponding auditor’s report.

(iv)
The Bylaws, including the text of such Bylaws resulting from the amendments submitted to the ordinary General Shareholders’ Meeting of 23 June 2007 in the event that they are approved and the relevant administrative authorisations are obtained.

(v)	The Rules and Regulations for the General Shareholders’ Meeting.
Santander, 22 June 2007

General Secretary,
Ignacio Benjumea

Item 3
IGNACIO BENJUMEA CABEZA DE VACA, SECRETARY GENERAL AND SECRETARY OF THE BOARD OF “BANCO SANTANDER CENTRAL HISPANO, S.A.,”
CERTIFY: That, in accordance with the minutes of the meeting of the ordinary General Shareholders’ Meeting of this entity, validly held on June 23, 2007, the following resolutions were passed:
ITEM ONE
To approve the annual accounts (balance sheet, profit and loss statement, statements of changes in net assets and cash flows, and notes) and the corporate management of Banco Santander Central Hispano, S.A. and its Consolidated Group for the Fiscal Year ended 31 December 2006.
ITEM TWO
To approve the application of results obtained by the Bank during Fiscal Year 2006, in the amount of 3,256,189,632.83 euros, distributing them as follows:
Euros 46,476.39 to increase the Voluntary Reserve.
Euros 3,256,143,156.44 for the payment of dividends, which have already been paid out prior to the date of the ordinary General Shareholders’ Meeting.
Euros 3,256,189,632.83 in total.
ITEM THREE

Three A.	To ratify the appointment of Ms. Isabel Tocino Biscarolasaga as Director, as resolved by the Board of Directors at its meeting of 26 March 2007.
With respect to the annual renewal of one-fifth of the Director positions provided by Article 30 of the current Bylaws:
Three B. To re-elect Assicurazioni Generali S.p.A as Director.
Three C. To re-elect Mr. Antonio Basagoiti García-Tuñón as Director.
Three D. To re-elect Mr. Antonio Escámez Torres as Director.
Three E. To re-elect Mr. Francisco Luzón López as Director.

ITEM FOUR
To re-appoint the firm Deloitte, S.L., with its registered office in Madrid, at Plaza Pablo Ruiz Picasso, 1, Torre Picasso, and Tax ID Code B-79104469, as Auditor of Accounts for verification of the annual accounts and management report of the Bank and of the consolidated Group for Fiscal Year 2007.
ITEM FIVE
I) To deprive of effect, to the extent of the unused amount, the authorization granted by the shareholders acting at the Ordinary General Shareholders’ Meeting of 17 June 2006 for the derivative acquisition of shares of the Bank by the Bank and the Subsidiaries comprising the Group.
II) To grant express authorization for the Bank and the Subsidiaries comprising the Group to acquire shares representing the capital stock of the Bank with any compensation permitted by Law, within the limits of the Law and subject to all legal requirements, up to a maximum limit — including the shares they already hold — of 312,714,828 shares or, as appropriate, the number of shares equivalent to 5 percent of the capital stock existing at any given time, which shares shall be fully paid-in, at a minimum price per share equal to the par value and a maximum of up to 3% over the listing price on the Electronic Market of the Spanish Stock Exchanges (including the block market) on the date of acquisition. This authorization may only be exercised within 18 months from the date on which the General Shareholders’ Meeting is held.
The authorization includes the acquisition of shares, if any, that must be conveyed directly to the employees and management of the Company, or that must be conveyed as a result of the exercise of the options they hold.
ITEM SIX
Six A.
The first paragraph of Article 1 of the Bylaws is amended, without any change in the other paragraphs of such provision, such that said first paragraph of Article 1 will read as follows:
“The Company is named “BANCO SANTANDER, S.A.”
Six B.
Article 28 of the Bylaws is amended to read as follows:
“Article 28.- The shareholders acting at the General Shareholders’ Meeting may adopt all kinds of resolutions relating to the Company, with the following powers being specifically reserved to them:

I. Approval of the Rules and Regulations for the General Shareholders’ Meeting that, subject to the provisions of Law and the Bylaws, shall govern the call, organization, information about, attendance at and holding of the General Shareholders’ Meeting, as well as the exercise of voting rights on the occasion of the call and holding of such Meetings.
II. Appointment and removal of Members of the Board of Directors, as well as ratification or revocation of interim appointments of such Directors by the Board itself, and examination and approval of their performance.
III. Appointment of the Auditors.
IV. Approval, if appropriate, of the annual financial statements and resolutions on the allocation of earnings, as well as approval, also if appropriate, of the consolidated annual financial statements.
V. Resolutions on the issuance of debentures, any capital increase or decrease, the transformation, merger, split-off or dissolution of the Company and, in general, any amendment to the Bylaws.
VI. Authorizing the Board of Directors to increase the capital stock, pursuant to the provisions of Article 153.1.b of the Companies Law.
VII. Conferral upon the Board of Directors of such powers as they deem advisable for unforeseen events.
VIII. Deciding upon matters submitted to the shareholders at the General Shareholders’ Meeting by resolution of the Board of Directors.
IX. Deciding on the application of consistent compensation systems for the delivery of shares or rights thereto, as well as any other compensation system referencing the value of the shares, regardless of who the beneficiary of such compensation systems may be.
X. Resolutions on the contribution to dependent companies of the Company’s operating assets, converting it into a pure holding company.
XI. Approval, if appropriate, of the acquisition or transfer of assets when, due to the quality and volume thereof, such acquisition or transfer entails an effective change in the corporate purpose.
XII. Resolutions approving transactions that would have an effect equivalent to the liquidation of the Company.”
Six C.
The second paragraph of Article 36 of the Bylaws is amended, without any change in the other paragraphs of such provision, such that said second paragraph of Article 36 will read as follows:

“The Board of Directors shall hold its meetings at the place indicated in the call to meeting. The Board Meeting may also be held in several rooms or at several sites connected by videoconferencing or teleconferencing. All Directors present or represented who participate in the videoconference or teleconference shall be deemed to have attended the Meeting. The Board may also act without a meeting, in writing, provided no Director is opposed to doing so.”
Six D.
The last paragraph of Article 37 of the Bylaws is amended, without any change in the other paragraphs of such provision, such that said last paragraph of Article 37 will read as follows:
“The list of powers included in this article is not restrictive, for the powers of the Board of Directors shall include all those which are not specifically reserved by Law, these Bylaws or the Rules and Regulations for the General Shareholders’ Meeting to the shareholders acting at the General Shareholders’ Meeting.”
Six E.
The first paragraph of Article 40 of the Bylaws is amended, without any change in the other paragraphs of such provision, such that said first paragraph of Article 40 will read as follows:
“An Audit and Compliance Committee shall be established within the Board of Directors. Such Audit and Compliance Committee shall be composed of a minimum of three Directors and a maximum of seven, who shall be appointed by the Board of Directors. The majority of the members of the Audit and Compliance Committee shall be non-executive Directors, such being understood to be those directors who do not hold management responsibilities within the Company or the Group and whose activity is confined to the supervisory and collective decision making functions which are inherent in the position of Director.”
Pursuant to the provisions of Royal Decree 1245/1995, of 14 July, on the creation of banks, cross-border activities and other matters relating to the legal rules and regulations applicable to credit entities, the foregoing proposals are conditional upon the granting of the administrative authorization mentioned in Section 8.1 of such Royal Decree.
ITEM SEVEN
Seven A.
The Preamble to the Rules and Regulations for the General Shareholders’ Meeting is amended to read as follows:

“PREAMBLE
Following the recommendation of the Special Commission for the Promotion of Transparency and Security in the Financial Markets and Listed Companies (Comisión Especial para el Fomento de la Transparencia y Seguridad en los Mercados Financieros y en las Sociedades Cotizadas) and the legal mandate contained in Article 113 of the Securities Market Law, and taking into consideration the practice of Spanish listed companies with respect to the organization and holding of General Shareholders’ Meetings, these Rules and Regulations for the General Shareholders’ Meeting of Banco Santander, S.A. (hereinafter, the “Bank” or the “Company”) have three purposes. First, they establish a rule of transparency by making public, pursuant to legal and by-law requirements, the procedures for preparing and holding General Shareholders’ Meetings; second, they specify how the shareholders’ voting rights are to be exercised on the occasion of the call to and holding of General Shareholders’ Meetings; and, third, they attempt to systematize the process of organizing and holding the General Shareholders’ Meeting, with the conviction that all of the foregoing will be to the benefit of the shareholders, this document constituting a required reference for their informed participation in the General Shareholders’ Meetings.”
Seven B.
Article 2 of the Rules and Regulations for the General Shareholders’ Meeting is amended to read as follows:
"Article 2. General Shareholders’ Meeting
1. The shareholders acting at a General Shareholders’ Meeting constitute the sovereign decision-making body of the Company in those matters within their power.
2. Pursuant to the provisions of the Bylaws, the shareholders at a General Shareholders’ Meeting may adopt resolutions on any matter pertaining to the Company, with the following powers being specifically reserved to them:
I. Approval of the Rules and Regulations for the General Shareholders’ Meeting that, subject to the provisions of Law and the Bylaws, shall govern the call, organization, information about, attendance at and holding of the General Shareholders’ Meeting, as well as the exercise of voting rights on the occasion of the call and holding of such Meetings.
II. Appointment and removal of Members of the Board of Directors, as well as ratification or revocation of interim appointments of such Directors by the Board itself, and examination and approval of their performance.
III. Appointment of the Auditors.
IV. Approval, if appropriate, of the annual accounts and resolutions on the allocation of earnings, as well as approval, also if appropriate, the consolidated annual accounts.

V. Resolutions on the issuance of debentures, any capital increase or decrease, the transformation, merger, split-off or dissolution of the Company and, in general, any amendment to the Company’s Bylaws.
VI. Authorizing the Board of Directors to increase the capital stock, pursuant to the provisions of Article 153.1.b) of the Companies Law.
VII. Conferral upon the Board of Directors of such powers as they may deem advisable for unforeseen events.
VIII. Deciding upon matters submitted to the shareholders at the General Shareholders’ Meeting by resolution of the Board of Directors.
IX. Deciding on the application of consistent compensation systems for the delivery of shares or rights thereto, as well as any other compensation system referencing the value of the shares, regardless of who the beneficiary of such compensation systems may be.
X. Resolutions on the contribution to dependent companies of the Company’s operating assets, converting it into a pure holding company.
XI. Approval, if appropriate, of the acquisition or transfer of assets when, due to the quality or volume thereof, such acquisition or transfer entails an effective change in the corporate purpose.
XII. Resolutions approving transactions that would have an effect equivalent to the liquidation of the Company.”
Seven C.
Article 21 of the Rules and Regulations for the General Shareholders’ Meeting is amended through the addition of a new sub-section 2 and the renumbering of the current sub-section 2 as a new sub-section 3, such that Article 21 will read as follows:
“1. Once the shareholder presentations have ended and responses have been made pursuant to the provisions of these Rules and Regulations, the proposed resolutions regarding matters included in the agenda or which are not legally required to be set forth therein, including any proposals made by the shareholders during the meeting, shall be submitted to a vote.
The adoption of resolutions shall proceed following the agenda set forth in the call to meeting. Resolutions proposed by the Board of Directors shall be first submitted to vote and then, if appropriate, resolutions proposed by others shall be voted upon following their priority in time. In any event, once a proposed resolution has been adopted, all others relating to the same matter and which are incompatible therewith shall be withdrawn and therefore need not be voted upon.

If proposals have been made regarding matters that may be approved at the General Shareholders’ Meeting without having appeared in the agenda, the Chairman shall decide the order in which they shall be submitted to a vote.
It shall not be necessary for the Secretary to previously read aloud the text of proposed resolutions which has been provided to the shareholders at the beginning of the meeting, except when so requested by any shareholder or deemed appropriate by the Chairman for some or all of the proposals. In any event, the attendees shall be told to which item on the agenda the proposed resolution being submitted to vote refers.
2. When various proposals are included under a single item of the agenda, they shall be voted upon separately. In particular, there shall be separate voting on the appointment of each director and, in the event of amendments to the Bylaws or these Rules and Regulations, each article or group of articles that are substantially independent. As an exception, all those proposals made that are configured as unitary or indivisible, such as those relating to the approval of a complete text of the Bylaws or the Rules and Regulations for the General Shareholders’ Meeting, shall be voted on as a whole.
3. As a general rule, and without prejudice to the use of other alternative systems, at the election of the Chairman, voting on the proposed resolutions referred to in the preceding paragraph shall be carried out according to the following procedure:
(i) Voting on the proposed resolutions referring to items included in the agenda shall be by a system of negative deduction. To this end, the votes corresponding to all shares present in person or by proxy, less (a) the votes corresponding to the shares whose holders or proxies state their vote against or in blank, or abstain, by communication or statement of their vote or abstention to the Notary Public, in order for note to be taken thereof for inclusion in the minutes, (b) the votes corresponding to the shares whose holders have voted against or in blank or have expressly stated their abstention by the means of communication to which the foregoing Article refers, and (c) the votes corresponding to the shares whose holders or proxies have left the meeting prior to the vote on the proposed resolution in question and have left a record of such departure with the Notary Public, shall be deemed votes in favor.
(ii) Voting on the proposed resolutions referring to items not included in the agenda shall be by a system of positive deduction. To this end, the votes corresponding to all shares present in person or by proxy, less (a) the votes corresponding to the shares whose holders or proxies state their vote in favor, or in blank, or abstain, by communication or statement of their vote or abstention to the Notary Public, in order for note to be taken thereof for inclusion in the minutes, and (b) the votes corresponding to the shares whose holders or proxies have left the meeting prior to the vote on the proposed resolution in question and have left a record of such departure with the Notary Public, shall be deemed votes against.
(iii) The communications or statements to the Notary Public provided for in the two foregoing paragraphs with respect to the direction of the vote or abstention may be made individually for each of the proposed resolutions or together for several or all of them, stating to the Notary Public the identity and status — shareholder or proxy — of the person making such communication or statement, the number of shares to which it corresponds, and the direction of the vote or, if appropriate, the abstention.

(iv) For the adoption of resolutions with respect to matters not included in the agenda, the shares of shareholders who have participated in the Shareholders’ Meeting by distance voting shall not be deemed shares which are present in person or by proxy. For the adoption of any of the resolutions to which Article 114.1 of the Securities Market Law refers, the shares with respect to which no voting rights can be exercised based on the application of the provisions of said Article, shall not be deemed shares present in person or by proxy.”
In addition, in order to align the above-described amendment with the other provisions of the current text of the Rules and Regulations, sub-section 1 of the current Article 22 of the Rules and Regulations for the General Shareholders’ Meeting is amended, without any change in the other sub-section of such article, such that said sub-section 1 will read as folows:
“Resolutions shall be approved when the votes in favor of the proposal exceed one half of the votes corresponding to the shares present in person or by proxy, except in those cases in which the Law or the Bylaws require a supermajority. For the resolutions to which sub-paragraph (iv), paragraph 3 of the preceding Article 21 refers, the shares that are not deemed present in person or by proxy pursuant to the provisions of said sub-paragraph shall be excluded from the basis for computing the aforementioned majority.”
Seven D.
A new Article 22 is added below Article 21 of the Rules and Regulations for the General Shareholders’ Meeting, which will read as follows:
“Article 22. Fractional Voting
Financial intermediaries that appear to have standing as shareholders in the book-entry registries may divide their vote when required to carry out the voting instructions received from the various customers. In other cases, fractional voting shall apply when, in the opinion of the Chairman of the Meeting, it is required for good reason.”
As a consequence of the insertion of the new Article 22, the current Articles 22 through 26 of the Rules and Regulations for the General Shareholders’ Meeting are respectively renumbered as 23 through 27. Such renumbering does not entail any change in the text of such articles (except for sub-section 1 of the current Article 22, which has been amended under the preceding item Seven C on the Agenda).
ITEM EIGHT
To delegate to the Board of Directors, pursuant to the provisions of Section 153.1.a) of the Business Corporations Law, the broadest powers to do the following within one year from the date on which this General Shareholders’ Meeting is held:

set the date and terms and conditions, in all matters not provided for by the shareholders themselves acting at the General Shareholders’ Meeting, for a capital increase approved at such General Shareholders’ Meeting, in the amount of THREE HUNDRED SEVENTY-FIVE MILLION EUROS.
In exercising these delegated powers, the Board of Directors shall (by way of example and not of limitation) determine if the capital increase shall be carried out by issuing new shares — with or without a premium and with or without voting rights — or by increasing the par value of existing shares, through new cash contributions or by charging the increase to unrestricted reserves, or some combination of the two methods; determine the deadline for exercising pre-emptive rights (or for negotiating the right to gratuitous assignment) in the event of the issuance of new shares; freely offer the shares not subscribed for by such deadline; establish that, in the event the issue is not fully subscribed, the capital will be increased only by the amount of the actual subscriptions; and reword the Article of the Company’s Bylaws pertaining to share capital.
If the Board of Directors does not exercise the powers delegated to it within the period provided by the shareholders acting at the Shareholders’ Meeting for carrying out this resolution, such powers shall become void once the deadline has passed. The Board of Directors is also authorized to delegate to the Executive Committee the delegable powers granted pursuant to this resolution.
ITEM NINE
I) To empower the Board of Directors, pursuant to the general rules for the issuance of debentures and pursuant to the provisions of Section 319 of the Regulations of the Commercial Registry, to issue, in one or more tranches, fixed income securities up to the sum of THIRTY-FIVE BILLION EUROS or the equivalent thereof in another currency, in any of the forms permitted by law, including bonds, certificates, notes, and debentures, including such subordinated debentures as are set forth in sub-section 1 of Section 7 of Law 13/1985, of 25 May and Section 20.1 of Royal Decree 1343/1992, of 6 November. These securities may be unsecured or carry guarantees of any kind, including mortgage backing. They may be represented by certificates or may be book-entry securities. The securities issued under this authorization shall be numbered consecutively for each issue, beginning with number 1 (ONE). Each issue shall constitute a single series. The securities may be fully or partially exchangeable for existing shares of the issuing Company itself or for shares of other Entities. If they are exchangeable, such exchange may be voluntary or mandatory. If voluntary, such exchange may be at the option of the holder of the securities or of the issuer. They may also include an option to buy such shares. The securities may be issued in the Spanish territory or abroad, under Spanish or foreign law. They may be denominated in Spanish or foreign currency, provided, however, that if they are denominated in foreign currency, the equivalent thereof in euros shall be stated. The Board of Directors is empowered to freely determine all other terms of the issue(s), as well as whether each issue is perpetual or amortizable. If amortizable, it may determine the amortization schedule, all within the limits set by law.

Furthermore, in general, it may execute without any limitation whatsoever any public or private instruments required or that the Board may deem advisable in order to carry out this resolution. It may also, as appropriate, designate the Trustee [Comisario] and approve the basic rules that shall govern the legal relationship between the Bank and the Syndicate of holders of the securities issued.
With respect to the limit to the delegation, the stated amount of THIRTY-FIVE BILLION EUROS constitutes the maximum global limit for the par value amount that may be outstanding at any given time for notes or similar securities issued plus the par value issued for all other securities likewise issued under this authorization conferred upon the Board of Directors.
This power may be exercised by the Board of Directors within a period of five years from the date the resolution is adopted by the shareholders at the General Shareholders’ Meeting, after which time any portion thereof that has not been exercised shall be cancelled. It is stated for the record that, as provided by Section 111 bis of Law 24/1988, of 28 July and the Fourth Additional Provision of Law 26/1988, of 29 July, the limitation regarding the issuance of debentures set forth in sub-section 1 of Section 282 of the Restated Text of the Business Corporations Law does not apply to the Bank.
II) To also empower the Board to decide, on a case-by-case basis, the repayment terms for the fixed income securities issued under this authorization. It may use the withdrawal means referred to in sub-sections a), b), and c) of Section 306 of the restated text of the Business Corporations Law.
III) To also empower the Board of Directors so that when it so deems advisable, and subject to obtaining the necessary official authorizations and, as appropriate, the approval at the Meetings of the pertinent Syndicates of Holders of the securities, it may modify the conditions for repayment of the fixed income securities which have been issued and the respective terms thereof, as well as the rate of interest, if any, accruing on the securities included in each issuance under the foregoing authorization.
IV) The Board of Directors is authorized to delegate to the Executive Committee the powers granted under sub-sections I), II) and III) above.
ITEM TEN
I) To approve, owing to the celebration in 2007 of the 150th anniversary of the creation of the Bank, the gratuitous delivery of 100 shares of the Bank to each of the employees of the companies comprising the Santander Group (except for Diners Club Spain, S.A. and Sistema 4B, S.A.) who are in active service as of the date on which this General Shareholders’ Meeting is held. The beneficiaries include the executive Directors and General Managers of the Bank, and the total number of shares to deliver to the employees who are in such situation as of the date that this proposal is made accounts for approximately 0.2% of the Bank’s share capital.

II) To empower the Board of Directors, with the right to delegate this power in turn to the Executive Committee, to determine, within one year from the date on which the Meeting is held, the date on which such delivery of shares must be carried out, as well as to adopt any resolutions it deems necessary or appropriate in connection with the implementation thereof. In particular, the Board of Directors is empowered, with the right to delegate this power in turn to the Executive Committee, to take all actions it deems necessary or appropriate to carry out the delivery of shares referred to in this proposal, including, as appropriate and depending upon each jurisdiction involved, (a) the determination of the mechanisms or plans under which such shares are to be delivered and (b) the authorization of any documents required for implementation of such delivery. If necessary or appropriate for legal, regulatory or similar reasons, the Board of Directors is also empowered, with the right to delegate this power in turn to the Executive Committee, to substitute in specific cases the delivery of equivalent amounts in cash for the delivery of shares.
ITEM ELEVEN
To approve the modification of the incentive plan for 185 managers of Abbey National Plc., approved by the shareholders at the Ordinary General Shareholders’ Meeting held on 17 June 2006 and linked to the fulfillment of the 2005-2007 objectives of such Entity, which is structured as the delivery of Banco Santander shares, in order to conform it to the new situation of the Abbey consolidated subgroup following the sale of Abbey’s insurance business to Resolution Plc. The delivery of the shares, without any consideration or restrictions, will be made, if appropriate, in 2008, under such terms and conditions and in such maximum amounts as have already been established and once the objectives associated with the plan have been attained, but subject to the following new rules, which replace the equivalent rules set forth in the resolution adopted by the shareholders at the Ordinary General Shareholders’ Meeting of 17 June 2006 under item Ten of the Agenda therefor:
(i) Achievement in fiscal year 2007 of attributable net profits of at least 800 million pounds sterling and income of at least 2,600 million pounds sterling; upon the achievement of both objectives, delivery would be made to each participating manager of all of the Banco Santander shares committed for delivery, within the overall maximum number originally contemplated in the aforementioned resolution of 17 June 2006;
(ii) In the event that, instead of the objectives mentioned in paragraph (i) above, the attributable net profits and the income achieved in fiscal year 2007 were 760 and 2,555 million pounds sterling, respectively, delivery would be made to the managers included in the plan of up to 75% of the number of shares originally contemplated in the resolution of 17 June 2006;
(iii) In the event of intermediate achievements between those contemplated in paragraphs (i) and (ii) above, a linear progression matrix would be applied combining the degree of achievement of both such objectives, under the terms set forth in the resolution of 17 June 2006.

(iv) If the minimum target established in paragraph (ii) above for either of the two objectives is not attained, no shares will be delivered to any of the managers included in the plan. The profits and income will be measured by the data corresponding to the Abbey consolidated subgroup as reflected in the consolidated accounts of the Santander Group.
Without prejudice to the generality of the provisions of resolution THIRTEEN below, the Board of Directors is authorized, to the broadest extent permitted by law and with the express power of delegation to the Executive Committee, to carry out any acts that may be necessary or merely appropriate in order to implement the abovementioned incentive plan (including the assessment of the achievement of objectives), as well as to further develop and explicate, to the extent required, the rules herein set forth. All of the foregoing shall be deemed to be without prejudice to the acts that the decision making bodies of Abbey National Plc. have already performed or may hereafter perform in the exercise of their powers within the framework defined by this resolution of the shareholders acting at the Meeting, in order to implement the plan and to establish, develop and explicate the rules applicable thereto, including, without limitation, the distribution of shares among the beneficiaries or the determination of the applicable rules in the event that any of them leaves the Group before the end of the period contemplated for the accomplishment of the objectives.
ITEM TWELVE
After a report from the Appointments and Remuneration Committee, and within the framework of approval by the Bank’s Board of Directors of a long-term incentive policy and of the plans making up such policy, the following resolutions are adopted in connection with the matters requiring a decision of the shareholders acting at the General Shareholders’ Meeting.
• Approval of the first and second cycle of the Performance Shares Plan.
To approve the first and second share delivery cycle linked to the attainment of objectives, which are subject to the following rules:
(i) Beneficiaries: The executive Directors and other members of the Senior Management as well as such other managers of the Santander Group (excluding Banesto) as the Board of Directors or the Executive Committee, acting under powers delegated to it by the Board, may determine. The overall number of participants is expected to be approximately 5,000, although the Board of Directors or the Executive Committee, acting under powers delegated to it by the Board, may decide to include (by promotion or addition to the Group) or exclude other participants, without changing the maximum overall number of shares to be delivered that are authorized at any time.

(ii) Objectives: The Objectives whose achievement will determine the number of shares to be delivered (the “Objectives”) are linked to two indicators: a) Total Shareholder Return (“TSR”); and b) Growth in Earnings per Share (“EPS”). For the purposes hereof, TSR shall mean the difference (stated as a percentage ratio) between the value of an investment in common shares in each of the compared institutions at the end of the period and the value of the same investment at the beginning of the period, bearing in mind that, for purposes of the calculation of such value at the end of the period, the dividends or similar items received by the shareholders for such investment during the respective period of time will be considered as if they had been invested in additional shares of the same type on the first date on which the dividend is due to the shareholders and at the average weighted listing price on such date. The listing prices set forth in paragraph (iii) below shall be used to determine such values at the beginning and at the end of the period. For the same purposes, EPS growth shall mean the percentage ratio between the earnings per common share as disclosed in the annual consolidated financial statements at the beginning and at the end of the comparison period, as determined in paragraph (iii) below.
At the end of the respective cycle, the TSR and EPS growth of Santander and of each of the entities of the group defined below (“Reference Group”) will be calculated and will be ranked in descending order. Each of the two indicators (TSR and EPS growth) shall separately have a 50% weight in the determination of the percentage of shares to be delivered, on the basis of the following scale and according to Santander’s relative position within the Reference Group:

Santander's
position in the
TSR ranking		Santander's
Percentage of	Percentage of	position in the	Percentage of
shares earned	shares earned	EPS growth	shares earned
over maximum	over maximum	ranking	over maximum
1st to 6th	50%	1st to 6th	50%
7th	43%	7th	43%
8th	36%	8th	36%
9th	29%	9th	29%
10th	22%	10th	22%
11th	15%	11th	15%
12th or more	0%	12th or more	0%
The Reference Group will initially be composed of the following 21 entities:

Bank	Country

ABN AMRO Holding	The Netherlands
Banco Itau	Brazil
Bank of America	United States
Barclays	United Kingdom
BBVA	Spain
BNP Paribas	France
Citigroup	United States

Credit Agricole	France
HBOS	United Kingdom
HSBC Holdings	United Kingdom
Intesa Sanpaolo	Italy
JP Morgan Chase & Co.	United States
Lloyds TSB Group	United Kingdom
Mitsubishi	Japan
Nordea Bank	Sweden
Royal Bank of Canada	Canada
Royal Bank of Scotland Group	United Kingdom
Société Générale	France
UBS	Switzerland
Unicredito Italiano	Italy
Wells Fargo & Co.	United States
If any of the entities of the Reference Group is acquired by another company, is delisted or disappears, it will be removed from the Reference Group. In such case and in any other similar case, the comparison to the Reference Group will be made in such a way that, for each of the indicators considered (TSR and EPS growth), the maximum percentage of shares will be earned if Santander is included in the first quartile (including the 25%ile) of the Reference Group; no share will be earned if Santander is below the mean (50%ile) of the Reference Group; 30% of the maximum number of shares will be earned in the mean (50%ile) and, for intermediate positions between (but not including) the mean and the first quartile (not including the 25%ile), it will be calculated by linear interpolation.
(iii) Duration: The first cycle will comprise 2007 and 2008. Accordingly, for the purposes of the objective linked to TSR, the average weighted by daily volume of the average weighted listing prices of the fifteen trading sessions immediately preceding (but not including) 1 April 2007 will be taken into account (to calculate the value at the beginning of the period) and that of the fifteen trading sessions immediately preceding (but not including) 1 April 2009 (to calculate the value at the end of the period); and for purposes of the objective linked to EPS growth, the consolidated financial statements for the period ended 31 December 2006 and the consolidated financial statements for the period ended 31 December 2008 will be taken into account. To receive the shares, the beneficiary in question will be required to have been in active service with the Group, except in the event of death or disability, through 30 June 2009. Delivery of the shares, if appropriate, will be made not later than 31 July 2009, on the date determined by the Board of Directors or by the Executive Committee acting under powers delegated to it by the Board.
The second cycle will comprise 2007, 2008 and 2009. Accordingly, for purposes of the objective related to TSR, the average weighted by daily volume of the average listing prices of the fifteen trading sessions immediately preceding (but not including) 1 April 2007 will be taken into account (to calculate the value at the beginning of the period) and that of the fifteen trading sessions immediately preceding (but not including) 1 April 2010 (to calculate the value at the end of the period); and, for purposes of the objective linked to EPS growth, the consolidated financial statements for the period ended 31 December 2006 and the consolidated financial statements for the period ended 31 December 2009 will be taken into account. To receive the shares, the beneficiary in question will be required to have been in active service with the Group, except in the event of death or disability, through 30 June 2010. Delivery of the shares, if appropriate, will be made not later than 31 July 2010, on the date determined by the Board of Directors or by the Executive Committee acting under powers delegated to it by the Board.
The shares shall be delivered by the Bank or by another company of the Group, as the case may be.
(iv) Maximum number of shares to be delivered: Subject to the other limits set forth in this resolution, the maximum number of shares to be delivered to each beneficiary shall be the result of dividing a percentage of the beneficiary’s fixed annual compensation on the date of adoption of this resolution by the average weighted by daily volume of the weighted average listing prices of the Bank’s shares during the fifteen trading sessions immediately preceding 07 May, 2007, rounded to two decimal places, which was €13.46 per share.
In the case of executive Directors, such percentage of their fixed annual compensation shall be of 47.4% for the first cycle and 71% for the second cycle, except for Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea, for whom 70% of such percentages shall be applied. Accordingly, the number of shares to be delivered to each executive Director shall not exceed the following:
Executive Directors First Cycle Second Cycle

Mr. Emilio Botín-Sanz de Sautuola	41,785 62,589
Mr. Alfredo Sáenz Abad	110,084 164,894
Mr. Matías Rodríguez Inciarte	53,160 79,627
Mr. Francisco Luzón López	44,749 67,029
Ms. Ana Patricia Botín Sanz de Sautuola y O’Shea	27,929 41,835
Without prejudice to the Banesto shares that might correspond to Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea under the plans that might be approved at Banesto’s General Shareholders’ Meeting, the maximum number of shares referred to in the preceding table corresponding to such executive Director must be submitted for approval at such meeting.
• Approval of the first cycle (2008-2010) of the Matched Deferred Bonus Plan
To approve the first cycle of delivery of shares related to mandatory investment of variable compensation (“Matched Deferred Bonus Plan”), which is subject to the following rules:
(i) Beneficiaries: The executive Directors and other members of the Senior Management of the Bank, as well as the other principal managers of the Santander Group (excluding Banesto), as determined by the Board of Directors or by the Executive Committee, acting under powers delegated to it by the Board (36 beneficiaries). Without prejudice to the foregoing, such new participants may be added to the Plan as are appropriate as a result of promotion, joining the group or other reasons, in the opinion of the Board of Directors or of the Executive Committee, acting under powers delegated to it by the Board, without modifying the other terms and conditions thereof.

(ii) Operation: The beneficiaries shall mandatorily use 10% of their 2007 gross variable annual compensation (or bonus) to purchase Bank shares on the market (the “Mandatory Investment”). The Mandatory Investment shall be made not later than 29 February 2008. The Board of Directors or the Executive Committee, acting under powers delegated to it by the Board, may reduce such period. The maintenance of the shares acquired in the Mandatory Investment and permanence of the participant at the Santander Group for a period of three years as from the date of the Mandatory Investment shall entitle the participant to receive from the Bank or from another company of the Group, as the case may be, the same number of Santander shares as that initially purchased on a mandatory basis, i.e., at the rate of one share for each share acquired in the Mandatory Investment.
In the event that the sum of 10% of the annual variable compensation (bonus) for 2007 of plan beneficiaries, when invested in Bank shares, results in the Mandatory Investment of all beneficiaries exceeding the aggregate maximum number of shares set by the Board of Directors, or by the Executive Committee, acting under powers delegated to it by the Board, with the Total Limit, as defined below, the amount to be invested by each beneficiary shall be reduced proportionately so as not to exceed such Total Limit.
(iii) Term: This first cycle comprises 2008-2010. The delivery of shares by the Bank will be made, if appropriate, between 1 January and 1 April 2011, on the specific date to be determined by the Board of Directors or by the Executive Committee, acting under powers delegated to it by the Board, within one month of the third anniversary of the date on which the Mandatory Investment was made.
The Mandatory Investment of each executive Director shall be the result of applying sub-paragraph (ii) above, with the following maximum limits:

Executive Directors Maximum No. of shares
Mr. Emilio Botín-Sanz de Sautuola	16,306
Mr. Alfredo Sáenz Abad	37,324
Mr. Matías Rodríguez Inciarte	20,195
Mr. Francisco Luzón López	22,214
Ms. Ana Patricia Botín Sanz de Sautuola y O’Shea	13,610
The maximum number of shares for Ms. Ana Patricia Botín Sanz de Sautuola y O’Shea will also be submitted to the shareholders at the Banesto General Shareholders’ Meeting for approval.
• Approval of the maximum limit of shares of the Selective Share Delivery Plan
To authorize the delivery of Bank shares up to a maximum of 2,189,004 (representing 0.035% of the current share capital) to be used selectively as an instrument to retain or hire managers or employees of the Bank or of other companies of the Group, with the exception of the executive Directors. The Board of Directors or the Executive Committee, acting under powers delegated to it by the Board, shall make all decisions regarding the use of this instrument. The overall limit established in this resolution shall also be observed.

A minimum period of permanence with the Group of 3 to 4 years will be required of each participant. At the end of the minimum period established in each case, the participant will be entitled to delivery of the shares. The authorization granted herein may be used to make commitments to deliver shares for 12 months following the date on which such authorization is granted.
• Other rules
The aggregate maximum number of shares to be delivered pursuant to this resolution shall be 28,144,334, representing 0.45% of the share capital as of the date hereof (the Total Limit). In the event of a change in the number of shares due to decrease or increase in the par value of the shares or a transaction with an equivalent effect, the number of shares to be delivered shall be modified so as to maintain the percentage of the total share capital represented by them and the corresponding adjustments shall be made in order for the calculation of TSR and EPS growth to be correct. Information from the stock exchange with the largest trading volume or, in case of doubt, from the stock exchange of the place where the registered office is located shall be used to determine the listing price of each share. If necessary or appropriate for legal, regulatory or similar reasons, the delivery mechanisms provided for herein may be adapted in specific cases without altering the maximum number of shares linked to the plan or the basic conditions to which the delivery thereof is made contingent. Such adaptations may include the substitution of delivery of equivalent amounts in cash for the delivery of shares.
The shares to be delivered may be owned by the Bank or by any of its subsidiaries, be newly-issued shares, or be obtained from third parties that have signed agreements to ensure that the commitments made will be met.
• Authorization
Without prejudice to the general provisions of item THIRTEEN or the foregoing paragraphs of this item TWELVE, the Bank’s Board of Directors is hereby authorized to put its previous resolutions into practice, with powers to elaborate on the rules set forth herein, as required, and on the content of the agreements and other documentation to be used. Specifically, and only by way of example, the Board of Directors shall have the following powers:
(i) To approve the content of the agreements and such other supplemental documentation as may be necessary or appropriate.
(ii) To approve all such notices and supplemental documentation as may be necessary or appropriate to file with any government agency or private entity, including, if required, the respective prospectuses.
(iii) To take any action, carry out any procedure or make any statement before any public or private entity or agency to secure any required authorization or verification.

(iv) To distribute the Total Limit among the various plans, respecting the specific maximum limits, if any, provided for each of them.
(v) To interpret the foregoing resolutions, with powers to adapt them, without affecting their basic content, to any new circumstances that may arise, including, in particular, adapting the rules for comparison between the entities of the Reference Group in the event of unforeseen changes.
(vi) To approve the hiring of an internationally recognized third party to verify attainment of the Objectives to which the delivery of shares is linked in the Performance Shares Plan and provide advice on any issues that may arise in the execution thereof. Specifically and without limitation, such third party may be entrusted with:
- Obtaining the information on which the calculation of EPS growth and TSR is to be based, through appropriate sources.
- Making such calculations.
- Comparing the EPS growth and TSR between the Bank and the various entities of the Reference Group.
- Advising on the decision regarding the manner to proceed in the event of any unforeseen changes in the Reference Group list that requires a change in rules in order to compare them for purposes of the Performance Shares Plan.
(vii) In general, take any actions and execute all such documents as may be necessary or appropriate.
The Board of Directors may delegate to the Executive Committee all the powers conferred in this resolution TWELVE.
The provisions of this resolution are deemed to be without prejudice to the exercise of such powers by the Bank’s subsidiaries as may be appropriate in each case to implement the incentive policy, plans and cycles thereof with respect to their own managers.
ITEM THIRTEEN
Without prejudice to the delegations contained in the foregoing resolutions, it is hereby resolved:
A) To authorize the Board of Directors to interpret, cure, supplement, carry out and develop the foregoing resolutions, including the adaptation thereof to verbal or written evaluations of the Commercial Registry or of any other authorities, officials or institutions which are competent to do so, as well as to comply with any requirements that may legally need to be satisfied for the effectiveness thereof, and in particular, to delegate to the Executive Committee all or any of the powers received from the shareholders at this General Shareholders’ Meeting by virtue of the foregoing resolutions as well as this resolution THIRTEEN.

B) To authorize Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos, Mr. Alfredo Sáenz Abad, Mr. Matías Rodríguez Inciarte, Mr. Ignacio Benjumea Cabeza de Vaca and Mr. Juan Guitard Marín so that any of them, acting severally, and without prejudice to any other existing power of attorney to record the corporate resolutions in a public instrument, may appear before a Notary Public and execute, on behalf of the Bank, any public instruments that may be required or appropriate in connection with the resolutions adopted by the shareholders at this General Shareholders’ Meeting. In addition, the foregoing gentlemen are also severally empowered to carry out the required filing of the Annual Accounts and other documentation with the Commercial Registry.”
CERTIFY also that the Secretary informed to the Shareholders’ Meeting about the amendments made to the Rules and Regulations of the Board of Directors since the last Shareholders’ Meeting, which were communicated to the Comisión Nacional del Mercado de Valores on April 25, 2007 and which are stated on the public deed filed with the Commercial Registry of Cantabria on May 7, 2007.
CERTIFY finally that, pursuant to the resolution of the Board of Directors to request the presence of a Notary Public, Mr. José María de Prada Díez, Notary belonging to the Ilustre Colegio of Burgos and with residence in the city of Santander, attended the Shareholders’ Meeting. The minutes of the meeting prepared by the Notary Public are the minutes of the Shareholders’ Meeting.
AND to leave record, I sign this certification with the approval of Mr. Matías Rodríguez Inciarte, Third Vice Chairman, in Santander on June 23, 2007.
Reviewed
The Third Vice Chairman

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Central Hispano, S.A.
Date: June 26, 2007	By:	/s/ José Antonio Alvarez
		Name:	José Antonio Alvarez
		Title:	Executive Vice President